Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

As of December 31, 2019, Diamond S Shipping Inc. (the “Company’) only had common stock registered under Section 12 of the Securities Exchange Act of 1934, as amended.

The following description sets forth certain material terms and provisions of the Company’s common stock. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of the Company’s Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part. We encourage you to refer to our Articles of Incorporation and Bylaws for additional information.

DESCRIPTION OF COMMON STOCK

Subject to the rights of the holders of any series of preferred shares, the holders of the Company’s shares of common stock, par value $0.001 per share (the “Common Shares”) are entitled to one vote on each matter submitted to a vote at a meeting of shareholders for each Common Share held of record by such holder as of the record date for such meeting. The Company’s Articles of Incorporation prohibit cumulative voting. Subject to preferences that may be applicable to any outstanding preferred shares, holders of Common Shares are entitled to receive ratably all dividends, if any, declared by the Company’s board of directors out of funds legally available for dividends. Upon the Company’s dissolution or liquidation or the sale of all or substantially all of the Company’s assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, if any, the holders of Common Shares are entitled to receive pro rata the Company’s remaining assets available for distribution. Except as otherwise provided in a preferred share designation made by the Company’s board of directors, no holder of shares of the Company of any class, now or hereafter authorized, will have any preferential or preemptive rights to subscribe for, purchase or receive any shares of the Company of any class, now or hereafter authorized or any options or warrants for such shares, or any rights to subscribe to or purchase such shares, or any securities convertible into or exchangeable for such shares, which may at any time be issued, sold or offered for sale by the Company.

Under the Company’s Articles of Incorporation, its authorized capital stock consists of 100,000,000 common shares, par value $0.001 per share, of which 39,890,699 shares were issued and outstanding as of December 31, 2019, and 10,000,000 preferred shares, par value $0.001 per share, of which no shares were issued or outstanding as of December 31, 2019.

Anti-Takeover Effect of Certain Provisions of the Company’s Articles of Incorporation and Bylaws

Several provisions of the Company’s Articles of Incorporation and Bylaws, which are summarized herein, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen the Company’s vulnerability to a hostile change of control and enhance the ability of the Company’s board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interests and (2) the removal of incumbent officers and directors.

Blank Check Preferred Shares

Under the terms of the Company’s Articles of Incorporation, the Company’s board of directors has authority, without any further vote or action by the Company’s shareholders, to issue up to 10,000,000 blank check preferred shares. The Company’s board of directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of the Company’s management.

Election and Removal of Directors

The Company’s Articles of Incorporation prohibit cumulative voting in the election of directors. The Company’s Bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. The Company’s Articles of Incorporation also provide that the Company’s directors may be removed by the shareholders only for cause or pursuant to a plan of merger, consolidation or reorganization approved by the shareholders. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

As described above, the Company’s Articles of Incorporation and Bylaws provide that any action required or permitted to be taken by the Company’s shareholders must be effected at an annual or special meeting of shareholders. The Company’s Articles of Incorporation and Bylaws provide that, unless otherwise prescribed by law, special meetings of the Company’s shareholders may only be called by the chairman of board of directors, the chief executive officer or the secretary at the written request of a majority of the number of directors that the Company would have if there were no vacancies on the board of directors. The business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of the Company’s board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

The Company’s Bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be delivered to or mailed and received by the Company’s Secretary at the Company’s principal executive offices not less than 90 days nor more than 120 calendar days prior to the one-year anniversary of the date on which the Company held the preceding year’s annual meeting of shareholders. The Company’s Bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Limitations on Ownership

Under our Articles of Incorporation and Marshall Islands law generally, there are no limitations on the right of non-residents of the Marshall Islands or owners who are not citizens of the Marshall Islands to hold or vote our Common Shares.

Marshall Islands Tax Considerations

Under current Marshall Islands law, there are no capital gains, income, estate or withholding taxes imposed by the Marshall Islands on shareholders of our Common Shares with respect to (i) gains from the sale of our Common Shares or (ii) dividends in respect of our Common Shares. Currently there is no income tax treaty between the Marshall Islands and the United States.